July 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alyssa Wall

Jennifer López Molina

James Giugliano

Adam Phippen

Re:	PishPosh, Inc.

Draft Registration Statement on Form S-1

Submitted May 13, 2022

CIK No. 0001611282

Dear Ms. Wall:

On behalf of our client, PishPosh, Inc. (“PishPosh” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 9, 2022 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted on May 13, 2022 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a revised draft of the Registration Statement (“Confidential Draft No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Confidential Draft No. 2.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please disclose the basis for all of your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. In this regard, we note your statement that "[s]ince its founding in 2015, PishPosh has established itself as a leading e-commerce platform with an extraordinarily engaged customer base of middle- and upper-class mothers."

The Company respectfully advises the Staff that it has revised the disclosure on page 3 of Confidential Draft No. 2 to clarify that the statements regarding the Company’s competitive position as a leading e-commence platform represents the Company’s current beliefs and are not made in reliance on an independent source.

Securities and Exchange Commission

July 29, 2022

Risk Factors, page 11

2.	We note your risk factor that your supply chain may be impacted by disruptions caused by COVID-19 and geopolitical conditions. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

The Company respectfully advises the Staff that it has revised the disclosure on page 11 of Confidential Draft No. 2 to disclose the measures taken by the Company to mitigate the effects of the supply chain disruption.

"We do not have an agreement for the use of our current fulfillment facility.", page 16

3.	We note your disclosure that you do not have a contractual agreement with your fulfillment facility in Farmingdale, New Jersey and your risk factor regarding the same. Please revise to describe the terms of your arrangement with that facility.

The Company respectfully advises the Staff that it has revised the disclosure on page 16 of Confidential Draft No. 2 to describe the terms of the relationship between the Company and its outsources fulfillment center.

"Geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism, could have an adverse effect...", page 19

4.	We note your disclosure regarding Russia's invasion of Ukraine. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
•	suspend the production, purchase, sale or maintenance of certain items;
•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
•	be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought to "de-globalize" your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

The Company respectfully advises the Staff that it has revised the disclosure on page 19 of Confidential Draft No. 2 to disclose the actual impact of Russia’s invasion of Ukraine on the Company and its financial results.

Securities and Exchange Commission

July 29, 2022

Capitalization, page 23

5.	Please remove the "Accounts Payable" and "Accrued expenses and other current liabilities" line items.

The Company respectfully advises the Staff that it has removed the above-referenced items from the Capitalization Table on page 23 of Confidential Draft No. 2.

Dilution, page 24

6.	Please tell us how you computed net tangible book value (deficit) as of December 31, 2021.

The Company respectfully advises the Staff that the Company calculates net tangible book value as total assets, less deferred offering costs and intangible assets, less liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

7.	We note that you have entered into two short-term promissory notes with a remaining outstanding balance of 1,025,000 as of December 31, 2021. To provide additional context for investors, discuss your ability to repay such indebtedness given the June 30, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.

The Company respectfully advises the Staff that it has revised the disclosure on page 29 of Confidential Draft No. 2 to explain that the maturity date on these two short-term promissory notes has been further extended until September 30, 2022.

Securities and Exchange Commission

July 29, 2022

Key Factors Affecting our Performance Known Trends and Uncertainties Inflation, page 27

8.	We note your disclosure indicating that inflation could impact your profit margins. Please update this disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. To the extent material, please make conforming revisions to your Risk Factor section.

The Company respectfully advises the Staff that it has revised the disclosure on page 27 of Confidential Draft No. 2 to explain that the impact of the current inflationary pressures have not had a material impact on the Company.

Results of Operations for the years ended December 31, 2021, and December 31, 2020, page 27

9.	We note that you have experienced supply chain disruptions. In this regard, we note your disclosure that your decrease in net revenue was "primarily due to supply chain restraints." Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

The Company respectfully advises the Staff that the Registration Statement identified that the potential risks to the Company of the supply chain disruptions resulting from the COVID-19 pandemic and Russia’s invasion of Ukraine. The Company further advises that Staff that it has revised the disclosure on pages 11, 19 and 27 of Confidential Draft No. 2 to explain the mitigations efforts undertaken by the Company to reduce the effect of supply chain disruptions and the impact of those mitigation efforts.

10.	As a related matter, please discuss whether supply chain disruptions materially affect your outlook or business goals.

The Company respectfully advises the Staff that it has revised the disclosure on pages 11, 19 and 27 of Confidential Draft No. 2 to explain the mitigation measures adopted by the Company to combat supply chain disruptions.

Management, page 36

11.	Please revise to disclose the required business experience background information for named executives, significant employees and directors. In this regard, please revise the disclosure related to Alon Benishai'an and include Menachem (Mark) Kahn. Refer to Item 401(e) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 37 of Confidential Draft No. 2 with respect to Messrs. Benishai'an and Kahn.

Securities and Exchange Commission

July 29, 2022

Director Independence, page 37

12.	We note your disclosure that the board of directors currently consists of four (4) persons and that Patrick White and Menachem (Mark) Kahn qualify as independent directors as defined under the rules of The Nasdaq Stock Market LLC. We also note that listing on Nasdaq is a condition to the offering. Please describe how you intend to comply with the Nasdaq Majority Independent Board requirement.

The Company respectfully advises the Staff that it intends to appoint a fifth (5th) director to its board of directors who will qualify as an independent director in order to comply with the Nasdaq requirement that listed companies have a board of directors consisting of at least a majority of independent directors. This appointment will take place prior to the effectiveness of the Registration Statement.

Statements of Comprehensive Loss, page F-4

13.	We note that subsequent to the fiscal year-end you reorganized such that you are now subject to income tax. Please expand your statement of comprehensive loss to include pro forma tax and net loss amounts for fiscal year 2021 and subsequent interim periods to be presented in future amendments. The pro forma presentation should be based on statutory rates in effect for the respective periods. You are also encouraged to include such pro forma presentation for fiscal year 2020.

The Company respectfully advises the Staff that it has revised its Statements of Comprehensive Loss for the Year Ended December 31, 2021 and 2020 appearing on page F-4 of Confidential Draft No. 2 to reflect a provision for income taxes and net loss.

Note 3. Summary of Significant Accounting Policies Basis of Presentation, page F-7

14.	Reference is made to your disclosure that, "the Company may adopt accounting standards based on the effective dates for public entities." Please note that an issuer must comply with the transition provisions for all new or revised accounting standards in the same manner. You may not apply some new and revised financial accounting standards at the same date a non-EGC is required to comply, but defer the adoption of other standards. An EGC that has elected to take advantage of the extended transition period provision may early adopt a new or revised accounting standard if permitted by the standard. Please revise your disclosure.

The Company respectfully advises the Staff that it has revised Note 3 appearing on page F-7 of Confidential Draft No. 2 to eliminate the language regarding the adoption of accounting standards based on effective dates for public companies.

Securities and Exchange Commission

July 29, 2022

Notes to Financial Statements, page F-7

15.	Please include disaggregated revenue disclosures, or tell us why those disclosures are not applicable. Refer to ASC 606-10-50-5.

The Company respectfully advises the Staff that it has revised the language in its revenue recognition footnote appearing on page F-10 of Confidential Draft No. 2 in response to your comment. The Company further advises the Staff that nearly all of its revenue is derived from e-commerce, and a very small percentage (less than 5%) is derived from in-store sales.  As such, the Company does not believe that there is any disaggregated revenue disclosure required or that would be material to potential investors.

Note 8. Loan Payable, page F-12

16.	Reference is made to your disclosures regarding the promissory notes on page F-12 and advances for purchases which were charged on credit cards owned by your Managing Member on page F-13. Please disclose the related interest rates charged.

The Company respectfully advises the Staff that it has revised the language in Notes 9 and 11 appearing on page F-12 and page F-13, respectively, of Confidential Draft No. 2 to add disclosure regarding interest rates relating to the Company’s promissory notes and credit card advances.

General

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully acknowledges the Staff’s comment and advises that it will be supplementally providing the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d).

These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement.

Securities and Exchange Commission

July 29, 2022

18.	We note your disclosure that "[y]our officers and directors own a substantial amount of [y]our Common Stock and, therefore, exercise significant control over [y]our corporate governance and affairs." Please tell us whether you will be a "controlled company" under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors.

The Company respectfully acknowledges the Staff’s comment and advises that will not be considered a “controlled company” pursuant to Nasdaq Listing rule 5615(c) because no individual or group holds more than 50% of the Company’s voting stock. As such, the Company will not be seeking an exemption from any of the Nasdaq corporate governance requirements.

19.	Please revise your disclosure to ensure consistency throughout your filing. For example, we note your disclosure that you "ramped sales 50% YoY," however, we note a decrease in revenue for your fiscal year ended December 31, 2021.

The Company respectfully advises the Staff that it has revised the disclosure on page 26 of Confidential Draft No. 2 to clarify the period in which the Company has experienced the cited revenue growth.

If you have questions with respect to the Confidential Draft No. 2 or the responses set forth above, please direct the questions to me at (212) 655-3518 or ll@msf-law.com or, alternatively, Denis A. Dufresne at (212) 855-2548 or dad@msf-law.com.

Sincerely,

Louis Lombardo

cc:	Jesse Sutton, Chief Executive Officer and Director

Charlie Birnbaum, Chief Operating Officer and Director

Denis A. Dufresne, Meister Seelig & Fein LLP

Ross David Carmel, Carmel, Milazzo & Feil LLP